Exhibit Exhibit I-2








                                     Form of

                                Master Transition

                               Services Agreement

                                     between

              Emera Incorporated, Certain Emera Associate Companies

                                       and

                             Emera Services Company

     This Master Transition Services Agreement (the "Agreement") dated as of _________, 2001, is entered into in multiple parts by and between the companies whose names appear on the signature pages hereof, (each, a "Company" or "Recipient" and collectively, the "Emera System Companies" or "Recipients"), and Emera Incorporated, a Nova Scotia corporation ("Emera") and Emera Services Company ("ESC" or "Recipient").

                                    RECITALS

     A. In connection with Emera's acquisition of Bangor Hydro-Electric Company ("BHE"), a Maine corporation, and Emera's subsequent registration as a public utility holding company, Emera plans to establish ESC, a system service company that shall provide services to Emera and its subsidiaries.

     B. To facilitate the transition to ESC of the services currently performed by Emera and the Emera Companies, the parties desire to enter into this Transition Services Agreement to allow for the provision of temporary services by Emera to the Emera Companies and ESC.

     NOW, THEREFORE, in consideration of the premises and the representations, warranties and agreements herein contained, the parties hereto agree as follows:

I. TERM OF AGREEMENT. This Agreement shall be effective beginning on the closing date of Emera's acquisition of BHE ("Effective Date") up to December 31, 2001 or such other period as permitted by the Securities and Exchange Commission (the period during which this Agreement remains effective being referred to herein as the "Term").

II. SERVICES OFFERED. Exhibit I to the Agreement lists and describes all of the services that may be available from Emera. Emera offers to supply those services to each Recipient that is a party to the Agreement. The services are and will be provided to the Recipient only at the request of the Recipient. From time to time, the parties may identify additional services that Emera may provide to Recipients under this Agreement. Emera will consult with the Recipients to delineate the scope and terms of additional services that may be offered.

     The services offered may be further described in Service Level Agreements that define performance metrics or standards and other procedures and requirements with respect to the provision of a particular category of services. To the extent a category of service is more fully described in a Service Level Agreement, it is incorporated into this Agreement by reference.

     Emera shall maintain sufficient resources to perform its obligations under this Agreement and shall perform its obligations in a commercially reasonable manner. If no specific performance metrics for the provision of a service are established, Emera shall provide the service exercising the same care and skill as it exercises in performing similar services for itself.

     If a Recipient requests the level at which any service to be provided to be scaled up to a level in excess of the level in effect during the prior twelve months, the Recipient shall give Emera such advance notice as it may reasonably require sufficient to make any necessary preparations to perform such services on the scaled up or modified basis. The level of a service shall be considered scaled up if providing the service at the proposed level involves an increase in personnel, equipment or other resources that is not de minimis and is not reasonably embraced by the agreed definition and scope of that service prior to the proposed increase.

     II. SERVICES SELECTED.

     A. Initial Selection of Services. Each Recipient shall designate on Exhibit II to the Agreement, which may be amended when additional services are offered, the services that it agrees to receive from Emera. Designation may also be in the form of an opt-out where each company agrees to receive all services from Emera except those specifically enumerated in Exhibit II.

     B. Annual Selection of Services. Emera shall send an annual service proposal form to each Recipient on or about July 1 listing services proposed for the next fiscal year. By July 31, the Recipient shall notify Emera of the services it has elected to receive during the next fiscal year.

     III. PERSONNEL. Emera will provide services by using the services of executives, accountants, financial advisers, technical advisers, attorneys, engineers and other persons with the necessary qualifications.

     If necessary, Emera, after consultation with the Recipient, may also arrange for the services of affiliated or unaffiliated experts, consultants, attorneys and others in connection with the performance of any of the services supplied under this Agreement. Emera also may serve as administrative agent, arranging and monitoring services provided by third parties to Recipient, whether such services are billed directly to Recipient or through Emera.

     Emera's sole responsibility to the Recipient for errors or omissions in services shall be to furnish correct information and/or adjustments in the services, at no additional cost or expense to Recipient; provided, Recipient must promptly advise Emera of any such error or omission of which it becomes aware after having used reasonable efforts to detect any such errors or omissions. In no event shall Emera have any liability under this Agreement or otherwise arising out of or resulting from the performance of, or the failure to perform, services for loss of anticipated profits by reason of any business interruption, facility shutdown or non-operation, loss of data or otherwise or for any incidental, indirect, special or consequential damages, whether or not caused by or resulting from negligence, including gross negligence, or breach of obligations hereunder and whether or not Recipient was informed of the possibility of the existence of such damages.

     During a transition period from the effective date of this Agreement through December 31, 2001, Emera may also contract for the services of certain employees of the Emera System Companies for the purpose of staffing its service operations. These arrangements will comply with the applicable provisions under the Public Utility Holding Company Act of 1935, as amended ("1935 Act"), including the provisions of Rule 90 thereunder requiring the performance of services on the basis of cost.

     IV. COMPENSATION AND ALLOCATION. As and to the extent required by law, Emera will provide such services at cost allocated on a fair nondiscriminatory basis. The Emera Policies and Procedures Manual contains rules for determining and allocating costs. The parties shall use good faith efforts to discuss any situation in which the actual charge for a service is reasonably expected to exceed the estimated charge, if any, set forth in a Service Level Agreement, provided, however, that charges incurred in excess of any such estimate shall not justify stopping the provision of, or payment for, services under this Agreement.

     V. TAXES. Recipient shall bear all taxes, duties and other similar charges (and any related interest and penalties), imposed as a result of its receipt of services under this Agreement, including any tax which Recipient is required to withhold or deduct from payments to Emera. Emera may collect from Recipient any sales, use and similar taxes imposed on the provision of services and shall pay such tax to the appropriate governmental or taxing authority.

     VI. BILLING. Bills will be rendered during the first week of each month covering amounts due for the month calculated on an estimated basis using the actual expenses incurred to the extent possible during the second previous month. This estimated amount would be adjusted on the bill to be rendered by the conclusion of the following month. Any amount remaining unpaid after fifteen days following receipt of the bill shall bear interest thereon from the date of the bill at the lesser of the prime rate announced by [_____________] Bank and in effect from time to time plus 2% per annum or the maximum non-usurious rate of interest permitted by applicable law.

     Emera will support its charges with reasonable documentation (which may be maintained in electronic form). Emera will make adjustments to charges as required to reflect the discovery of errors or omissions in the charges.

     VII. TERMINATION AND MODIFICATION.

     A. Modification of Services. The Recipient may modify its selection of services at any time during the fiscal year by giving Emera written notice sixty
(60) days in advance for the additional services it wishes to receive, and/or the services it no longer wishes to receive, from Emera.

     B. Modification of Other Terms and Conditions. No other amendment, change or modification of this Agreement shall be valid, unless made in writing and signed by all parties hereto.

     C. Termination of this Agreement. The Recipient may terminate this Agreement with Emera by providing sixty (60) days advance written notice of such termination to Emera. Emera may terminate this Agreement as to the Recipient by providing sixty (60) days advance written notice of such termination to the Recipient.

     This Agreement is subject to termination or modification at any time to the extent its performance may conflict with the provisions of the 1935 Act, or with any rule, regulation or order of the Securities and Exchange Commission ("SEC") adopted before or after the making of this Agreement. This Agreement shall be subject to the approval of any state commission or other state regulatory body whose approval is, by the laws of said state, a legal prerequisite to the execution and delivery or the performance of this Agreement.

     VIII. NOTICE. Where written notice is required by this Agreement, said notice shall be deemed given when mailed by United States registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

     A. To the Recipient:






     B. To Emera:






     IX. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the Province of Nova Scotia, without regard to its conflict of laws provisions.

     X. ENTIRE AGREEMENT. This Agreement, together with its exhibits, constitutes the entire understanding and agreement of the parties with respect to its subject matter, and effective upon the execution of this Agreement by the respective parties hereof and thereto, any and all prior agreements, understandings or representations with respect to this subject matter are hereby terminated and cancelled in their entirety and of no further force or effect.

     XI. WAIVER. No waiver by any party hereto of a breach of any provision of this Agreement shall constitute a waiver of any preceding or succeeding breach of the same or any other provision hereof.

     XII. ASSIGNMENT. This Agreement shall inure to the benefit of and shall be binding upon the parties and their respective successors and assigns. No assignment of this Agreement or any party's rights, interests or obligations hereunder may be made without the other party's consent, which shall not be unreasonably withheld, delayed or conditioned.

     XIII. SEVERABILITY. If any provision or provisions of this Agreement shall be held to be invalid, illegal, or unenforceable, the validity, legality, and enforceability of the remaining provisions shall in no way be affected or impaired thereby.

     XIV. EFFECTIVE DATE. This Agreement is effective as of the closing date of Emera's acquisition of BHE.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first above mentioned.

Attest:                                 By Recipient:







Attest:                                 By Emera:

                                                                      EXHIBIT I

    Cost Accumulation and Assignment, Allocation Methods, and Description of
             Services Offered by Emera During the Transition Period

     This document sets forth the methodologies used to accumulate the costs of services that may be performed by Emera during the Transition Period and to assign or allocate such costs to other subsidiaries and business units within the Emera registered holding company system that receive services from Emera during this period.

Cost of Services Performed

Emera shall maintain an accounting system that enables costs to be identified by Cost Center, Account Number or Capital Project ("Account Codes"). The primary inputs to the accounting system shall be payroll records for Emera' employees, accounts payable transactions and journal entries. Charges for labor shall be made at the employees' effective hourly rate, including the cost of pensions, other employee benefits and payroll taxes. To the extent practicable, costs of services shall be directly assigned to the applicable Account Codes. The full cost of providing services shall also include certain indirect costs, e.g., departmental overheads, administrative and general costs, and taxes. Indirect costs shall be associated with the services performed in proportion to the directly assigned costs of the services or other relevant cost allocators.

Cost Assignment and Allocation

Emera' costs shall be directly assigned, distributed or allocated to Recipients in the manner described below:

1. Costs accumulated in Account Codes for services specifically performed for a single Recipient shall be directly assigned or charged to such Recipient;

2. Costs accumulated in Account Codes for services specifically performed for two or more Recipients shall be distributed among and charged to such Recipients using methods determined on a case-by-case basis consistent with the nature of the work performed and based on one of the allocation methods described below; and

3. Costs accumulated in Account Codes for services of a general nature which are applicable to all Recipients or to a class or classes of Recipients shall be allocated among or charged to such Recipients by application of one or more of the allocation methods described below.

Allocation Methods

     The following methods shall be applied, as indicated in the Description of Services section that follows, to allocate costs for services of a general nature.

1. Number of End-Use Customers Ratio - A ratio based on the number of end-use customers. This ratio will be determined annually based on the actual number of end-use customers at the end of the previous fiscal year and may be adjusted for any known and reasonably quantifiable events, or at such time as may be required due to significant changes.

2. Total Assets Ratio - A ratio based on the total assets. This ratio will be determined annually based on the actual total assets at the end of the previous fiscal year and may be adjusted for any known and reasonably quantifiable events, or at such time as may be required due to significant changes.

3. Number of Employees Ratio - A ratio based on the number of employees benefiting from the performance of a service. This ratio will be determined annually based on actual counts of applicable employees at the end of the previous fiscal year and may be adjusted for any known and reasonably quantifiable events, or at such time as may be required due to significant changes.

4. Number of Stores Issues Ratio - A ratio based on the actual withdrawals from materials and supplies inventory. This ratio will be determined annually based on actual withdrawals from materials and supplies inventory at the end of the previous fiscal year and may be adjusted for any known and reasonably quantifiable events, or at such time as may be required due to significant changes.

5. Payroll Ratio - A ratio based on total wages, salaries, commissions and other forms of compensation paid during the year which are reportable, for federal income tax purposes, as taxable income to the employee, the numerator of which is for an affected Recipient and the denominator for all affected Recipients. This ratio will be calculated annually based on actual experience.

6. Square Footage - This factor will be determined based on actual square footage used by the applicable Recipients. This factor will be determined annually based on square footage utilized at the end of the previous fiscal year and may be adjusted for any known and reasonably quantifiable events, or at such time as may be required due to significant changes.

7. Total Revenues Ratio - A ratio based on the sum of the revenue at the end of each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for an affected Recipient and the denominator of which is for all affected Recipients. This ratio will be determined annually, or at such time as may be required due to significant changes.

8. Composite Ratio - A blended ratio that weights equally the total assets, payroll and total revenues ratios then in effect.

Description of Services

     A description of each of the services performed by Emera during the Transition Period, which may be modified from time to time, is presented below. As discussed above, where identifiable, costs will be directly assigned or distributed to Recipients. For costs accumulated in Account Codes which are for services of a general nature that cannot be directly assigned or distributed, the method or methods of allocation are also set forth. Substitution or changes may be made in the methods of allocation hereinafter specified, as may be appropriate and to the extent permitted under the SEC 60-day letter procedure, and will be provided to state regulatory agencies and to each affected Recipient.

1.  Rates and Regulatory.

     Emera may assist the Recipients in the analysis of their rate structures and in the formulation of rate policies and may also advise and assist the Recipients in proceedings before regulatory bodies involving the rates and operations of the Recipients and of competitors where such rates and operations directly or indirectly affect the Recipients. Costs of a general nature may be allocated using the Number of End-Use Customers Ratio.

2.  Internal Auditing.

     Emera may conduct periodic audits of administration and accounting processes. Audits would include examinations of Recipients' service agreements, accounting systems, source documents, allocation methods and billings to assure proper authorization and accounting for services. Costs of a general nature may be allocated using the Composite Ratio.

3.  Strategic Planning.

     Emera may advise and assist the Recipients with the preparation of strategic business plans and corporate strategies. Costs of a general nature may be allocated using the Composite Ratio.

4.  External Relations.

     Emera may maintain relationships with government policy makers, conducts lobbying activities and provides community relations support. Costs of a general nature may be allocated using the Composite Ratio.

5.  Transmission and Distribution System Management.

     Emera may assist BHE in coordinating the management of its transmission and distribution system to ensure the most efficient provision of services and to capture economies of scale as a larger purchaser in the market. Costs of a general nature may be allocated using the Total Assets Ratio.

6.  Legal Services, Corporate Secretary, and Risk Management.

     Emera may provide various legal services and general legal oversight, as well as corporate secretarial functions for the benefit of the Recipients. In addition, Emera may provide insurance, claims, security, environmental and safety related services. Costs of a general nature may be allocated using the Composite Ratio.

7.  Marketing

     Emera may assist the Recipients to develop marketing strategies for product and brand name promotion. Individually, the Recipients may maintain independent marketing personnel to handle the day-to-day details of marketing campaigns. Costs of a general nature may be allocated using the Number of End-Use Customers Ratio.

8.  Financial Services.

     Emera may provide various services to the Recipients including corporate tax, treasury, corporate accounting and reporting, general ledger maintenance and all accounting recordkeeping, processing certain accounts such as accounts payable, cash management, and others as may be deemed necessary, hedging policy and oversight, financial planning and rates. Each Recipient may also maintain its own corporate and accounting group and engage Emera to provide advice and assistance on accounting matters, including the development of accounting practices, procedures and controls, the preparation and analysis of financial reports and the filing of financial reports with regulatory bodies, on a system-wide basis. Costs of a general nature may be allocated using the Composite Ratio.

9.  Information Systems and Technology.

     Emera may provide the Recipients with electronic data processing and telecommunication network services. Costs of a general nature may be allocated using the Number of Employees Ratio.

10. Executive.

     Emera may use the executive staff of Emera in order to assist the Recipients in formulating and executing general plans and policies, including operations, issuances of securities, appointment of executive personnel, budgets and financing plans, expansion of services, acquisitions and dispositions of property, public relationships and other related matters. Costs of a general nature may be allocated using the Composite Ratio.

11. Investor Relations.

     Emera may maintain relationships with the financial community and provide certain shareholder services for the benefit of the Recipients. Costs of a general nature may be allocated using the Composite Ratio.

12. Customer Services.

     Emera may provide billing, mailing, remittance processing, call center and customer communication services for customers. Costs of a general nature may be allocated using the Number of End-Use Customers Ratio.

13. Employee Services.

     Emera may assist the Recipients in developing employee relations policies and programs, and in training personnel in a coordinated manner throughout the Emera System Companies. Each Recipient may maintain a human resources group to handle the individualized application of policies and programs. Emera may also provide payroll services, management of the employee benefit plans, employee communications and mail services. Costs of a general nature may be allocated using the Number of Employees Ratio.

14. Engineering.

     Emera may provide engineering services for the Recipients. These services may include infrastructure expansion and improvements, right-of-way maintenance and acquisition, surveys, mapping, laboratory, and environmental services. Costs of a general nature may be allocated using the Number of End-Use Customers Ratio.

15. Business Support

     i.  Purchasing.

         Emera may provide procurement services to Recipients. Costs of a general nature may be allocated using the Number of Stores Issues Ratio.

     ii. Facilities Management.

         Emera may provide facilities management services for offices owned by Recipients. Costs of a general nature may be allocated using Square Footage factor.

     iii.Power Procurement

         Emera may coordinate and procure power supply on behalf of Recipients.

16. Other.

     Emera may provide other services, such as business development, as identified in this document or requested by the Recipients. Costs of a general nature may be allocated using the Composite Ratio.








                                                                     EXHIBIT II

                    AGREED UPON SERVICES TO BE RECEIVED FROM
                       EMERA DURING THE TRANSITION PERIOD

SERVICES                                                      YES          NO

1.   Rates and Regulatory                                    _____        _____
2.   Internal Auditing                                       _____        _____
3.   Strategic Planning                                      _____        _____
4.   External Relations                                      _____        _____
5.   Transmission and Distribution System Management         _____        _____
6.   Legal Services, Corp. Sec'y and Risk Management         _____        _____
7.   Marketing                                               _____        _____
8.   Financial Services                                      _____        _____
9.   Information Systems and Technology                      _____        _____
10.   Executive                                              _____        _____
11.  Investor Relations                                      _____        _____
12.  Customer Services                                       _____        _____
13.  Employee Services                                       _____        _____
14.  Engineering                                             _____        _____
15.  Business Support                                        _____        _____
     i.  Purchasing                                          _____        _____
     ii. Facilities Management                               _____        _____
    iii. Power Procurement
16.  Other                                                   _____        _____


[Signature Blocks]


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